Exhibit 99.(c)(7)

Confidential

Comparison of Net Asset Value Calculations

($ in millions, except per unit data)

	Unadjusted Broker Values (Jun-22)		GLOP Internally Adjusted Broker Values (Jun-22)		Updated Broker Values (Feb-23)
	Sponsor		Sponsor		
	Sept-22 B/S	Dec-22 B/S	Sept-22 B/S	Dec-22 B/S	Dec-22 B/S
Steams 145cbm	$239.0	$179.2[1]	$196.0	$147.0[2]	$177.8
Steams 145cbm SLB	-	31.1[3]	-	31.1[3]	31.1[3]
TFDEs 155cbm	601.2	601.2	521.4	521.4	625.0
TFDEs 155cbm SLB	69.2	69.2	69.2	69.2	69.2
TFDEs 170cbm	150.3	150.3	148.8	148.8	156.8
TFDEs 174cbm	708.4	708.4	701.8	701.8	774.0
Gross Asset Value	**$1,768.1**	**$1,739.4**	**$1,637.2**	**$1,619.3**	**$1,833.8**[4]
Plus: Cash	$155.6	$223.1	$155.6	$223.1	$223.1
Less Debt/Leases/Derivatives (net of fees)	(1,019.0)	(984.5)	(1,019.0)	(984.5)	(984.5)
Less: Preferred Equity	(310.7)	(291.1)	(310.7)	(291.1)	(291.1)
Less: Working Capital	(49.0)	(46.0)	(49.0)	(46.0)	(46.0)
Net Asset Value	**$545.1**	**$640.9**	**$414.1**	**$520.8**	**$735.3**
Units Outstanding (inc. Class B Units)	54.0	54.3	54.0	54.3	54.3
NAV / Unit	**$10.09**	**$11.81**	**$7.67**	**$9.59**	**$13.55**

Updating Sponsor NAV Calculations for 12/31/22 Balance Sheet Results in Significantly Higher Value

Source: GasLog Partners management, Partnership filings, Fearnleys, Braemar

1. Gross asset value of $59.8mm subtracted for sale-leaseback of Methane Heather Sally
2. Gross asset value of $49.0mm subtracted for sale-leaseback of Methane Heather Sally
3. $31.1mm added to gross asset value to account for net present value of Methane Heather Sally operating cash flows. Net present value calculated based on 2023E-2025E EBITDA discounted at 12%
4. Owned asset value of $1,733.5mm based on average of Fearnleys and Braemar appraisals as of February 2023 as presented to the Conflicts Committee plus additional value of $69.2mm and $31.1mm reflecting the NPV of operating cash flows for the GasLog Shanghai and Methane Heather Sally, respectively, both of which are on sale-leaseback

EVERCORE

1

GASLOG PARTNERS

Confidential

Implied GLOP Price at Peer Trading Multiples

($ in millions, except per unit/share data)

Peer Trading Multiples

	Share Price (3/13/23)	% of 52 Week High	Market Cap	Enterprise Value	TEV Multiple 2023E EBITDA	TEV Multiple 2024E EBITDA
FLEX LNG	$32.92	86.1%	$1,804.6	**$3,186.9**	10.8x	10.7x
EXCELERATE ENERGY	$20.31	65.2%	$2,199.7	$2,566.2	8.3x	7.2x
DYNAGAS	$2.82	62.8%	$103.9	$657.6	7.0x	6.0x
CAPITAL PRODUCT PARTNERS L.P.	$13.05	66.4%	$259.2	$1,393.4	6.4x	6.3x
COOLCO	$12.64	80.1%	$678.8	$1,615.5	5.6x	6.5x
Peer Median		66.4%			7.0x	6.5x
GASLOG PARTNERS	$8.31	89.6%	$451.1	$1,504.0	5.5x[1]	7.1x[1]

GLOP Implied Unit Price

	GLOP EBITDA[2]	Peer Median Multiple	CoolCo Multiple	Implied Unit Price
2023E	$290	7.0x		**$18.03**
			5.6x	**$10.79**
2024E	$269	6.5x		**$12.99**
			6.5x	**$12.99**

Note: CoolCo Multiple

TEV Build	
Share Price (NOK)	133.06
(x) Exchange Rate	0.095x
Share Price (USD)	**$12.64**
(x) Share Outstanding	53.688
Market Capitalization	**$679**
❶ (+) Total Contractual Debt	1,251
(–) Cash & Equivalents	(133)
❷ (–) Pro Forma Adjustments	(182)
Total Enterprise Value	**$1,616**

FactSet Consensus

2023E EBITDA	$286
2024E EBITDA	247

TEV / EBITDA

2023E EBITDA	5.6x
2024E EBITDA	6.5

Notes

1. *Actual debt obligations before consolidating Lessor VIEs*
2. *Adjustments to 'Q4 figures for sale of the Golar Seal in Feb '23*

Source: GasLog Partners management, Partnership and Company filings, FactSet (as of 3/13/23)
1. Based on Stifel EBITDA estimates of as of 1/26/23
2. Based on GasLog Partners management EBITDA estimates

EVERCORE
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GASLOG PARTNERS